EXHIBIT 21.1
McDERMOTT INTERNATIONAL, INC.
SIGNIFICANT SUBSIDIARIES OF THE REGISTRANT
YEAR ENDED DECEMBER 31, 2005

	JURISDICTION	PERCENTAGE
	OF	OF OWNERSHIP
NAME OF COMPANY	ORGANIZATION	INTEREST
J. Ray McDermott, S.A.	Panama	100
McDermott Far East, Inc.	Panama	100
P. T. McDermott Indonesia	Indonesia	75
McDermott Caspian Contractors, Inc.	Panama	100
J. Ray McDermott International, Inc.	Panama	100
J. Ray McDermott Middle East, Inc.	Panama	100
J. Ray McDermott Eastern Hemisphere Limited	Mauritius	100
J. Ray McDermott Holdings, Inc.	Delaware	100

McDermott Incorporated	Delaware	100
Babcock & Wilcox Investment Company	Delaware	100
BWX Technologies, Inc.	Delaware	100
The subsidiaries omitted from the foregoing list, considered in the aggregate as a single subsidiary, do not constitute a significant subsidiary.
The Babcock & Wilcox Company is omitted as its results were not consolidated with McDermott International, Inc.’s results in 2005 and our investment balance in this subsidiary was zero at December 31, 2005.